MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:

NAME AND ADDRESS OF COMPANY

Fortuna Silver Mines Inc.

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

ITEM 2:

DATE OF MATERIAL CHANGE

March 23, 2012

ITEM 3:

NEWS RELEASE

March 23, 2012, via CNW.

ITEM 4:

SUMMARY OF MATERIAL CHANGE

The Company announced its 2011 year end financial results.

ITEM 5:

FULL DESCRIPTION OF MATERIAL CHANGE

2011 Financial Statements and MD&A Highlights:

•

Net income of US$19.53 million, compared to US$16.00 million in 2010; increase of 22%

•

Earnings per share of  US$0.16, compared to US$0.15 in 2010; increase of 7%

•

Sales of US$110.00 million compared to US$74.06 million in 2010; increase of 49%

•

Net cash from operating activities of US$35.51 million, compared to US$21.73 million in 2010;  increase of  63%

•

The Company’s cash position (including short term investments) and working capital as at year end were US$55.73 million and US$63.90 million respectively

•

Record silver production: 2,486,655 ounces, up 30% over 2010 (only includes commercial production)

•

Silver accounted for 65% of revenue

•

Cash cost per silver ounce, net of by-product credits, was US$0.37

Financial Results

Expressed in US$000's	Year ended December 31, 2011	Year ended December 31, 2010
Sales	110,004	74,056
Operating income	38,065	27,728
Net Income (loss)	19,533	16,003
Cash flow from operations	35,508	21,713
Cash cost per Ag oz net of by-product credits (US$/oz)	0.37	(5.99)

During the year ended December 31, 2011 the Company generated net income of US$19.53 million (2010: US$16.00 million) on operating income of US$38.07 million (2010: US$27.73 million).  The increase in net income is mainly attributable to higher mine operating income of US$60.97 million (2010: US$39.21 million) driven by higher sales at Caylloma and the contribution of the San Jose mine, offset by higher selling, general and administrative expenses of US$19.84 million (2010: US$10.98 million), income taxes of US$18.80 million (2010: US$11.51 million), impairment of mineral properties, property, plant and equipment of US$1.89 million (2010: $nil), exploration and evaluation costs of US$1.72 million (2010: US$0.55 million), and lower gain on commodity contracts of US$0.48 million (2010: US$0.74 million).

Operating Results

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
	2011	2010	2011	2010
Consolidated Metal Production	Consolidated	Consolidated	Consolidated	Consolidated
Silver (oz)*	913,803	481,802	2,486,655	1,906,423
Gold (oz)*	4,153	1,822	6,843	2,556
Lead (000's lb)	4,396	5,338	19,678	21,373
Zinc (000's lb)	5,688	6,158	23,425	26,137
Copper (000's lb)	0	987	36	4,596

* Caylloma: Silver in lead and copper concentrates; San Jose: Silver in silver-gold concentrates from commercial production

The Company’s silver production in Q4 of 2011 was 90% higher than Q4 2010 as a result of higher silver production from Caylloma of 11% and the contribution from San Jose for its first full quarter under commercial operations.

The Company’s silver production in 2011 was 30% higher than in 2010 as a result of higher silver production from Caylloma of 5% and the contribution from San Jose for the second half of the year.

Consolidated Production Highlights for Q4 2011:

•

Silver production of 913,803 ounces; 90% increase over Q4 2010

•

Gold production of 4,153 ounces; 128% increase over Q4 2010

•

Lead production of 4,396 (000’s) pounds; 18% decrease over Q4 2010

•

Zinc production of 5,688 (000’s) pounds; 8% decrease over Q4 2010

Consolidated Production Highlights for 2011:

•

Silver production of 2.49 million ounces; 30% increase over 2010

•

Gold production of 6,843 ounces; 168% increase over 2010

•

Lead production of 19,678,000 pounds; 8% decrease over 2010

•

Zinc production of 23,425,000 pounds; 10% decrease over 2010

ITEM 6:

RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:

OMITTED INFORMATION

Not applicable.

ITEM 8:

EXECUTIVE OFFICER

Jorge Ganoza, President & CEO

Telephone: 604-484-4085

ITEM 9:

DATE OF REPORT

March 23, 2012